UNITED STATES                               OMB APPROVAL
        SECURITIES AND EXCHANGE COMMISSION          OMB Number: 3235-0101
        Washington, D.C. 20549                      Expires: November 30, 2003
                                                    Estimated average burden
                                                    hours per response.. 2.0
	FORM 144



       NOTICE OF PROPOSED SALE OF SECURITIES             SEC USE ONLY
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933    DOCUMENT SEQUENCE NO.


ATTENTION:  Transmit for filing 3 copies of this form        CUSIP NUMBER
concurrently with either placing an order with a broker      WORK LOCATION
to execute sale or executing a sale directly with a market maker.



1(a) NAME OF ISSUER (Please type or print)

Ohio Casualty Corporation

1(b) IRS IDENT. NO.             (c) S.E.C. FILE NO.

   31-0783294                         0-5544

1(d) ADDRESS OF ISSUER   STREET

    9450 Seward Road

1(d)    CITY                    STATE           ZIP CODE

     Fairfield                  Ohio            45014

1(e)  TELEPHONE NO.
      AREA CODE         NUMBER

        (513)           603-2400


2(a) NAME OF PERSON FOR WHOSE
     ACCOUNT THE SECURITIES
     ARE TO BE SOLD

LaSalle Bank, N.A., as Directed Trustee of The Ohio Casualty
Insurance Company Employees Retirement Plan

2(b) IRS IDENT. NO.        (c) RELATIONSHIP TO ISSUER

     N/A                        Affiliate

2(d) ADDRESS     STREET          CITY        STATE      ZIP CODE

     135 South LaSalle Street    Chicago    Illinois     60603


INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.


3(a)            (b)                   SEC USE    (c)             (d)          (e)           (f)             (g)
Title of the    Name and Address of   ONLY       Number of       Aggregate    Number of     Approximate     Name of Each
Class of        Each Broker Through   Broker-    Shares or       Market       Shares or     Date of Sale    Securities
Securities      Whom the Securities   Dealer     Other Units     Value        Other Units   (See instr.     Exchange
To Be Sold      are to be Offered or  File       to be Sold      (See instr.  Outstanding   3(f))           (See instr.
                Each Market Maker     Number     (See instr.     3(d))        (See instr.   (MO. DAY YR.)   3(g))
                who is Acquiring the              3(c))                       3(e))
                Securities
------------------------------------------------------------------------------------------------------------------------------

Common Shares    Citigroup Global                 802,500        $13,506,075    60,932,788    From 11/14/03   NASD
                 Markets Inc., 390                                 as of                      to 2/11/04
                 Greenwich Street,                                11/11/03
                 New York NY 10021

------------------------------------------------------------------------------------------------------------------------------


INSTRUCTIONS:

1.	(a)	Name of issuer
	(b)	Issuer's I.R.S. Identification Number
	(c)	Issuer's S.E.C. file number, if any
	(d)	Issuer's address, including zip code
	(e)	Issuer's telephone number, including area code

2.	(a)	Name of person for whose account the securities are to be sold
	(b)	Such person's I.R.S. identification number, if such person is an entity
        (c)     Such person's relationship to the issuer (e.g., officer,
                director, 10% stockholder, or member of immediate family of any of the foregoing)
	(d)	Such person's address, including zip code

3.      (a)     Title of the class of securities to be sold
        (b)     Name and address of each broker through whom the securities are intended to be sold
        (c)     Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
        (d)     Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
        (e)     Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
        (f)     Approximate date on which the securities are to be sold
        (g)     Name of each securities exchange, if any, on which the
                securities are intended to be sold


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
                                                              SEC 1147 (9-03)

                TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:




                                                        Name of Person
                                                        from Whom Acquired
Title of       Date You       Nature of                 (If gift, also give     Amount of      Date of      Nature of
the Class      Acquired       Acquisition Transaction   date donor acquired)    Securities     Payment      Payment
                                                                                Acquired
---------------------------------------------------------------------------------------------------------------------------

Common      Various dates     Shares contributed            Issuer              All shares    Acquisition   See Footnote (1)
Shares      from 1955         to employee pension                               being sold       Date
            through 1976      plan in satisfaction of                           (802,500)
                              funding obligation

----------------------------------------------------------------------------------------------------------------------------



INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.


       TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.


                                                                                Amount of
Name and Address of Seller      Title of Securities Sold        Date of Sale    Securities Sold         Gross Proceeds
------------------------------------------------------------------------------------------------------------------------

    No shares sold.

------------------------------------------------------------------------------------------------------------------------


REMARKS:

(1) Shares contributed in satisfaction of funding obligations to pension plan. Such obligations were discharged upon receipt of shares by pension plan.

The sale is being made pursuant to a trading plan intended to comply with Rule 10b5-1. The trading plan was adopted on November 14, 2003 and the representation below regarding the seller's knowledge of material information speaks as of such date.

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.


                              LaSalle Bank, N.A., as Directed Trustee

November 14 2003              By:  /s/  Michael C. Maratea
--------------------               ---------------------------
DATE OF NOTICE                            (SIGNATURE)


The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

     Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

                                                        SEC 1147 (09-03)